EXHIBIT 1.01

SCHMITT INDUSTRIES, INC.

Conflict Minerals Report

Calendar Year 2015

This Conflict Minerals Report for Schmitt Industries, Inc. for the calendar year ended December 31, 2015 (Report) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934. Rule 13p-1 was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Act). Numerous terms in this report are defined in Rule 13p-1, Form SD promulgated under the Exchange Act and Exchange Act Release No. 34-67716 and the reader is referred to those sources for such definitions.

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the products; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacturing process was completed during the calendar year 2015. This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides smaller reporting companies a temporary accommodation for the first four calendar years following November 13, 2012.

Schmitt Industries, Inc. (Schmitt or the Company) designs, manufactures and sells high precision test and measurement products for two main business segments: the Balancer segment and the Measurement segment. For the Balancer segment, the Company designs, manufactures and markets computer-controlled vibration detection, balancing and process control equipment to the worldwide machine tool industry, particularly for grinding machines. For the Measurement Segment, the Company designs, manufactures and sells laser and white light sensors for distance, dimensional and area measurement for a wide variety of commercial applications, laser-based microroughness measurement products for the semi-conductor wafer and hard disk drive industries and for other industrial applications, laser-based surface analysis and measurement products for a variety of scientific applications, and ultrasonic measurement products that measure the fill levels of tanks holding propane, diesel and other tank-based liquids, and transmit that data via satellite to a secure web site for display.

In accordance with Rule 13p-1, Schmitt undertook a reasonable country of origin inquiry (RCOI) that was designed to determine whether the Conflict Minerals necessary for the functionality or production of our products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the Covered Countries) or are provided from recycled or scrap sources. Schmitt does not make direct purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

Schmitt designed and implemented its due diligence measures as to the source and chain of custody of its Conflict Minerals to be in conformity, in all material respects, with the internationally recognized due-diligence framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and related supplements. As a purchaser of component parts, the Company is several levels removed from the actual mining of Conflict Minerals. Accordingly, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of Conflict Minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original source of the necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information.

Schmitt’s due diligence measures performed to date included the following:

Establish Strong Company Management Systems – The Company has adopted a Conflict Minerals Policy, a copy of which can be found on our website at www.schmitt-ind.com. Our suppliers are expected to have in place policies and due diligence measures that will enable Schmitt to reasonably report the country of origin for product and components being supplied. The Company has also assigned authority and responsibility to oversee the due diligence process to a team, led by one of the executive officers, to manage the data collection, review and reporting process. Schmitt maintains electronic copies of documents that support the due diligence process.

Identify and Assess Risks in the Supply Chain – Schmitt has either contacted each of its relevant suppliers or obtained documentation from the suppliers’ public filings to an effort to obtain information on (1) the conflict minerals contained in each of the parts supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. The Company attempted to collect information from 100% of its suppliers within the scope of its RCOI. Due to the breadth and complexity of Schmitt’s products and the respective supply chains, as well as being several layers removed from the mining of Conflict Minerals, many of our suppliers are finding it difficult to verify the original of all of the minerals. In addition, many of the suppliers in Schmitt’s supply chain are not publicly traded and are continuing to develop their own Conflict Minerals processes. Due to the number of non-responses and supplier responses that were determined to be uncertain or unknown relative to the question of sourcing of raw materials, Schmitt’s due diligence efforts found that Schmitt products containing or utilizing Conflict Minerals are “DRC Conflict Undeterminable.” Schmitt will continue to work with its suppliers during the next compliance period to increase the response rate and will improve its own due diligence to reduce the risk that Conflict Minerals necessary for the functionality or production of our products do not benefit armed groups.

Design and Implement a Strategy to Respond to Identified Risks – Schmitt will continue to communicate our expectations and information requirements to our suppliers. We anticipate that the amount of information available globally on the traceability and sourcing of Conflict Minerals will continue to increase over time. To the extent that a supplier is identified as one needing improvement in its due diligence measures, we will continue to trade with this supplier while it makes the necessary changes. If the changes are not deemed by the Company to be sufficient, we will work to identify a substitute supplier.

Report Annually on Supply Chain Due Diligence – Schmitt has filed Form SD with the SEC for the calendar year 2015 which includes this Conflict Minerals Report. A copy of this filing can be found on our website at www.schmitt-ind.com.